

"Rapid Response" Mobile Apps For
Mental Health, Wellness And Student Safety



BARBARA A. GRIMM
PRESIDENT & FOUNDER

ACHIEVEMENTS:
15 YEARS IN SCHOOL ENVIRONMENT
PSYCHOLOGY/SPECIAL EDUCATION
AND ADMINSTRATION

ALBRIGHT SCHOLAR -
ALPHA SIGMA LAMBDA
SUMMA CUM LAUDE
ORGANIZATIONAL BEHAVIOR
APPLIED PSYCHOLOGY

MEMBER Psi Chi
INTERNATIONAL HONOR SOCIETY
IN PSYCHOLOGY

CPI CERTIFICATION

MENTAL HEALTH FIRST AID CERTIFICATION

MULTI-DISCIPLINARY EVALUATION PROCESSES

15 YEARS IN BUSINESS MANAGEMENT

EMERGENCY DISPATCHER, LANCASTER, POLICE, FIRE & MEDICAL



DAVID B.COOPER
CTO,CFO & FOUNDER

TECHNOLOGY:

PEARL JAM
ARTIST-CENTRIC TICKETING SYSTEM
(PHONE IVR)
RECORDS: 30 FASTEST SELLOUTS
PORTABLE BAR CODE SCANNING

NASCAR/ISC MOTORSPORTS
LARGEST PRIVATE, CENTRALIZED
SPORTS TICKETING SYSTEM (INTERNET)
LARGEST PAID EVENT – DAYTONA 500
SPRINT NETWORK - RFID ON DRIVERS
BLACKBERRY APP – FOR REAL-TIME
ADMISSION CONTROL

BUSINESS MODELS:
AUTOMATED FAN CLUBS (SUBSCRIPTIONS BASED, MERCHANDISE SALES)
ANTI-COUNTERFEITING USING BAR CODES. COMPUTERIZED ARTISTS,
AGENTS, PROMOTERS, VENUES

LOCATION USE AUDITS – ARTIST PAID BY 3RD PARTY
IN-STORE SUCCESS-BASED ADVERTSING

IDEA LAB – SPECIALIST FOR INTERACTION OF TECHNOLOGY
AND ACCOUNTING
(FIRST INCUBATION LAB – PASADENA LENDING TREE, E-TOYS, Top20)

HIGH SCHOOL RESPONDER™

A WORLD-CLASS TEAM



DOUGLAS M. BROWN III
CMO, FOUNDER
ACHIEVEMENTS:
CMO, INSTUTIONAL CASH DISTRIBUTORS
ICD PORTAL $220B+ AUM
PRIVATE EQUITY CAPITAL EVENT
ADAM SMITH AWARD

CMO/FOUNDER EPBCOMMS
BUSINESS & SALES TRANSFORMATION,
ENTREPRENEURS IN RESIDENCE

GLOBAL SVP INVIDI TECHNOLOGIES
$110 M CAPITAL EVENT- NBC, WPP & GOOGLE
3 CTAM GOLD AWARDS

WINNING "WORLD EXPO" RFP CAMPAIGN - SHANGHAI, CHINA 2010

EVP TVG (TELEVISION GAMES NETWORK) – BUS. PLAN & PROGRAMMING
MOBILE PHONE WAGERING - NBC SPORTS - TVG NOW IN ITS 22ND YEAR

SUPER BOWL 2000 MUSIC VIDEO CARDS – DISTRIBUTED TO ALL AT THE GAME
VIRGIN RECORDS - TINA TURNER. (**D.BROWN & D.B. COOPER PRODUCED**)

HITS MAGAZINE – MUSIC INDUSTRY, BRAND & EDITORIAL DESIGN. (In 32nd YR)

HILTON HOTELS – WORKED DIRECTLY WITH BARRON HILTON FOR 8 YEARS
MARKETNG, PROMOTION, DEVELOPMENT AND COMMUNICATIONS

KODAK INTERNATIONAL PHOTO CONTEST – GRAND PRIZE



EDWIN P. BALDRY

CEO, FOUNDER EPBCOMMS

**HIGH SCHOOL RESPONDER
LEAD INVESTOR AND
CHAIRMAN OF THE BOARD**

GLOBAL LEADERSHIP IN INSTITUTIONAL
SALES AND FINTECH SOLUTIONS

GUIDING FORCE FOR ICD SALES
MANAGEMENT, LAUNCH OF LONDON TRADE
DESK OPERATIONS.
**LED ICD PORTAL TO
INDUSTRY LEADING $220B+ AUM**

BUSINESS STRATEGIST, INTERNATIONAL SALES

WORKED IN MOST FINANCIAL CENTERS: SAN FRANCISCO, CHICAGO, NYC,
BOSTON & LONDON

VAST FINANCIAL EXPERIENCE IN EUROPE AND ASIA
TOP PRODUCING SALES RESPRESENTATIVE - 30 YEARS VARIOUS
PRODUCTS - HARDWARE, FIXED INCOME, AND SAAS/FINTECH

PROFESSIONAL PUBLIC SPEAKER AND AUTHOR

HIGH SCHOOL RESPONDER™

A DIFFERENT KIND OF APP



- Thousands of Defined High School Campuses & Communities
- De-Centralized – Each School Is An Island
- Access By Invitation Only
- Fully Secured, Private Communications
- Digital Crisis Notification Alarms

HIGH SCHOOL RESPONDER™

WHY ARE WE HERE?



Tuesday September 15, 2020
Good morning David B Cooper!
Entry place
Check-in
Tips
Reports
Incidents
HIGH SCHOOL RESPONDER
CHAT
EMERGENCY

- RAPID RESPONSE, FULLY SECURED, MOBILE APP
- AUTOMATED, PRIVATE, CRISIS MESSAGING SYSTEM
- BOTH ON CAMPUS & REMOTE LEARNING SETTINGS
- CRISIS DEESCALATION TOOL FOR STUDENTS & STAFF
- EFFECTIVELY ENABLING & EMPOWERING STAFF
- REAL-TIME REPORTING & DATA COLLECTION
- ESTABLISHING INDUSTRY SAFETY STANDARDS

Student App

LOG IN

CHECK IN

TIPS

THANK YOU

6

7

Staff App

LANDING PAGE


1:17
Penn Manor School District
High School ID: 1
Tuesday September 15, 2020
Good morning David B Cooper!
Entry place
Check-in
Tips
Reports
Incidents
HIGH SCHOOL RESPONDER
CHAT
EMERGENCY

INCIDENTS LIST


1:17
Incidents List
Search
Location
band room (media center)
OPEN
Check-in
Tips
Reports
Michael Burke
08/27/2020 10:53 AM
Michael Burke
08/27/2020 10:54 AM
Michael Burke
CHAT
EMERGENCY

INCIDENT DETAILS


1:17
Reports
Michael Burke
EMERGENCY
09/03/2020 - 12:20 AM
Going to Office
Description
Level 3/10
android entry check_in
OPEN
CHAT
EMERGENCY

MENU


1:17
Incidents List
Search
HIGH SCHOOL RESPONDER
HOME
CHECK-IN
TIPS
REPORTS
CHECK-IN LIST
TIPS LIST
REPORTS LIST
CHAT
EMERGENCY
SIGN OUT

8

HIGH SCHOOL RESPONDER™

Admin dashboard view of Escalation Matrix

Administrator of Web On-Boarding

| Contacts | Events | Occurrences | Activities | Escalation Matrix | Admin |

Escalation Matrix Rules

+ Add New Rule

| Copy | Excel | Print | Column visibility |

Show 50 entries   Search:

Active ▲	Feeling	Tip	Level	Location	R-Code	Student	First Call	Int 1	Daily 1	Int 2	Daily 2
⊕ Yes	Smoking (tobacco, vaping)		1	anywhere on school campus			Katy A Anthes	1 Min	Elsie Arntzen	1 Min	Carment Ayala
⊕ Yes	threat against school		4	band room (media center)			Katy A Anthes	1 Min	Elsie Arntzen	1 Min	Carment Ayala
⊕ Yes	Cutting / Self Harm		7			Johnny Miller	Paolo DeMaria	2 Min	Richard Corcoran	1 Min	David B Cooper
⊕ Yes	Bullying / Cyber Bullying		5	band room (media center)			Matthew L. Blomstedt	1 Min	Heather Bouchey	1 Min	Daniel Boyd
⊕ Yes	Bullying / Cyber Bullying		1	band room (media center)	Marching Band		Erika Cook	2 Min	David B Cooper	1 Min	Richard Corcoran
⊕ Yes	threat against school		2	school grounds	Students		Katy A Anthes	3 Min	Elsie Arntzen	4 Min	Carment Ayala
⊕ Yes	out of bounds behavior		1				Karen Dodd	2 Min	Karen Dennis	5 Min	Richard Corcoran
⊕ Yes	Cutting / Self Harm		1	the principle's office	Marching Band	Johnny Miller	Katy A Anthes	1 Min	Elsie Arntzen	1 Min	Matthew L. Blomstedt
⊕ Yes	Smoking (tobacco, vaping)		1		charity rider	Johnny Miller	Katy A Anthes	1 Min	Elsie Arntzen	1 Min	Carment Ayala
⊕ Yes	threat against school		1	Cafeteria			Adam Baker	1 Min	Colleen Brophy	1 Min	Erika Cook
⊕ Yes	Bullying / Cyber Bullying		1	Cafeteria			Patty Carmichael	2 Min	Susan Bunting	2 Min	Paolo DeMaria
⊕ Yes	Depression / Anxious		2	BIG NAME theater	SecEd		Patty Carmichael	2 Min	Erika Cook	7 Min	Susan Bunting
⊕ Yes	Bullying / Cyber Bullying		4	the big named stadium	Sponsor	Johnny Miller	Elsie Arntzen	5 Min	Elsie Arntzen	15 Min	Paolo DeMaria
⊕ Yes	Cutting / Self Harm		5	band room (media center)			Katy A Anthes	1 Min	David B Cooper	10 Min	Michael Burke
⊕ Yes		Snuck out	4	BIG NAME theater			Daniel Boyd	1 Min	Paolo DeMaria	18 Min	Paolo DeMaria

HIGH SCHOOL RESPONDER

Admin dashboard view of Activities

DEVICES



CHROME
WEB STORE





APPLE
APP STORE





ANDROID
GOOGLE PLAY









WEB
BROWSER

HSR

HIGH SCHOOL RESPONDER APP





FUNCTIONS

STAFF





STUDENTS





FAMILY &
FRIENDS





ADMIN

© 2020 High School Responder

VIEWS OF SUCCESS

STUDENT SUCCESS
- Private secure communication
- Call out for help – AND BE HEARD
- Tip about others
- Chat and emergency

STAFF SUCCESS
- Private secure communication
- Effectively assign staff
- Call out for self help
- Tips about others
- Incident notifications
- Chat and emergency

FRIENDS & FAMILY SUCCESS
- Private communication
- Tip about others
- Chat
- Feeling comfort the kids are safe

SCHOOL SUCCESS
- Keep kids safe
- Use staff efficiently
- Communicate
- Fluidity of daily schedules



STATE SUCCESS
- Keep kids safe
- Cutting Liability
- Communicate
- Save $

© 2020 High School Responder

**SELLING SEAT LICENSES
TO A MASSIVELY SCALABLE MARKETPLACE**

**ALL PARTICIPANTS CAN GAIN THE ADVANTAGE OF
GRANTS, SPONSORSHIPS, AND ALTERNATIVE FINANCING
THAT CAN REDUCE THE AMOUNT SCHOOLS PAY,
WITHOUT DISCOUNTING SEAT LICENSES**

**28,750 PUBLIC AND PRIVATE U.S. HIGH SCHOOLS
22.6 MILLION HIGH SCHOOL STUDENTS**

HIGH SCHOOL RESPONDER™

- Price per school $20K to $30K annually

- Cost per school approx. $7K

- Grants and sponsorships lower out-of-pocket costs

- @ approx. 1,000 schools = $2.5M ARR

- Performa financials available upon request

GO-TO-MARKET TIMELINE

2020-2025



PHASE 1 – YR 1
- MVP1 – GPS
- 5 Schools
- 3,665 Students

PHASE 2 – YR 1/2
PA REGIONAL ROLL OUT
- 86 Schools
- 63,000 Students
- PA - Begin Sales Hires (2)
- MVP2 – BLE Beacons

PHASE 3 – YR 2/3
PA STATEWIDE ROLL OUT
- 1,501 Schools
- 1,095,730 Students
- Expand Sales hires (5) major target markets
- CA, IL, NY, FL & TX

PHASE 4 – YR 3/4
US NATIONAL ROLL OUT
- 2,000 Schools
- 1,400,000 Students
- VIDEO APP SERVICES

PHASE 5 – Year 4/5
INTERNATONAL
- 2,500 Schools
- 1,800,000 Students
- MULTI-LANGUAGE APPS
- Expand Sales to UK and Central Europe (2)

NOV 2020	APR 2021	SEPT 2022	SEPT 2023	Apr 2024
NOW BETA	PA REGIONAL	PA STATEWIDE	US NATIONAL	INTERNATIONAL

HIGH SCHOOL RESPONDER™

"While initially intended to prevent threats against schools in this Commonwealth, the Safe2Say Something Program has highlighted a variety of behavior and mental health concerns in students. When I visited Pennsylvania schools, kids told me over and over that they were most concerned about their peers' mental health—more than any of the other stresses they had to worry about every day."

– PA Attorney General Josh Shapiro



SAFE2SAY SOMETHING A youth violence prevention program run by the Pennsylvania Office of Attorney General.



ANDERSON SOFTWARE – An industry leader in anonymous crime tip management solutions for various market segments over the last 20 years. Over the last few years focusing on the areas of school safety and intelligence management.



P3 CAMPUS – Anonymous Tips reporting – Safe To Tell
P3 Campus is an anonymous tip reporting solution designed specifically for the educational community.



STOPit SOLUTIONS – With a mission to empower schools with safety technologies and compliance solutions that help create inclusive, connected, and healthy learning.

STRATEGIC RELATIONSHIPS & OUTSOURCED TALENT



- **AWS – Amazon Web Services**



- **Twilio** – White label cloud communications platform as a service – cross-channel privacy comms in SMS, voice, video, email etc.

EPBCOMMS

- **EPBCOMMS** – **Investor**, Business Strategy, Operational Management



- **Azimuth Impact - Grant Strategists -** HRS's Grant proposal writers -Research & Strategic Planning, Funding Proposals.

- **TAK Productions** - **Video Post-Production**, **Animation**



- **Beach Front Technologies – App Development (GPS)**



- **Seisan Consulting – APP development (BLE)**



- **C F Webtools**



- **Shender Graphix – Website Design**



HIGH SCHOOL RESPONDER™



Our mission is to provide the school community
streamlined communications to ensure an effective
response plan for mental health, wellness and student safety.
Our rapid response app technology is designed to protect and empower

every student, in every school, every day.

HIGH SCHOOL RESPONDER™